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UNITED STATES	Expires: January 31, 2015
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-18832

First Financial Service Corporation
(Exact name of registrant as specified in its charter)

2323 Ring Road, Elizabethtown, Kentucky 42701 (270) 765-2131
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

common stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None*

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January __, 2015	By:	Community Bank Shares of Indiana, Inc., as successor by merger to First Financial Service Corporation:
Paul A. Chrisco, Executive Vice President and CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*Effective as of 12:05 a.m. Eastern Time on January 1, 2015, First Financial Service Corporation, a Kentucky corporation (the "Registrant"), merged with and into Community Bank Shares of Indiana, Inc. ("CBIN") with CBIN surviving the merger. Accordingly, as of the date hereof, there are no holders of record of common stock of Registrant.

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